UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number 001-39349

DoubleDown Interactive Co., Ltd.

(Exact name of registrant as specified in its charter)

Joseph A. Sigrist, Chief Financial Officer

c/o DoubleDown Interactive, LLC

605 5th Avenue, Suite 300

Seattle, WA 98104

+1-206-408-4545

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 26, 2021, DoubleDown Interactive Co., Ltd (the “Company”) made available an investor presentation on its website at http://www.doubledowninteractive.com. A copy the investor presentation is attached hereto as Exhibit 99.1. The information contained in the presentation is being provided as of September 26, 2021 and the Company does not undertake any obligation to update the presentation in the future or to update forward-looking statements to reflect subsequent actual results.

In September 2021, the Company issued press releases attached hereto as Exhibits 99.2 and 99.3.

The presentation and press releases furnished in this report as Exhibits 99.1, 99.2, and 99.3 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Investor Presentation of DoubleDown Interactive Co., Ltd., dated September 2021

99.2	Press Release, dated September 14, 2021: DoubleDown Interactive Launches Undead World: Hero Survival

99.3	Press Release, dated September 28, 2021: DoubleDown Interactive’s Undead World: Hero Survival Launches Worldwide

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DoubleDown Interactive, Co., Ltd.
Date: September 29, 2021
	By:	/s/ Joseph A. Sigrist
		Name:	Joseph A. Sigrist
		Title:	Chief Financial Officer